UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 355 Fax +31 26 4438 381
PRESS RELEASE	www.arcadis-global.com

STRONG GROWTH AND HIGHER OUTLOOK FOR ARCADIS
Margin target adjusted to 10%

•                  Net income from operations 63% higher in the third quarter

•                  Gross revenue growth 32%, strong organic growth at 12%

•                  Strong results across the board, both geographically and per service area

•                  Expected growth in net income from operations for full year 2006 raised to : 40 to 45%

•                  Margin target increased to 10% (was 8%)

Arnhem, the Netherlands. — November 15, 2006 — ARCADIS (NASDAQ:ARCAF, EURONEXT: ARCAD), the international consultancy and engineering firm, today reported strong results for the third quarter of 2006. Gross revenues increased 32% to € 311 million, while net income from operations was 63% higher at € 12.3 million. The currency effect was slightly negative. Organic growth was at a high level at 12%. The margin (recurring Ebita as a percentage of net revenue) improved to 9.6% compared to 8.0% in the same quarter last year.

In the first nine months of 2006 gross revenues increased 29% to € 892 million. Net income from operations rose 61% to € 33.5 million. The margin came out to 8.9%, a considerable improvement over the 7.4% in the same period in 2005. The Company’s strong results are the outcome of solid activity growth, a continued focus on margin improvement and good contributions from recently acquired companies.

At the end of July, the project management activities of AYH in the U.K. were expanded through the acquisition of Berkeley Consulting (gross revenue € 10 million, 100 employees). After the third quarter, two acquisitions were completed in Belgium: Ecolas in the environmental market and BCT in the Walloon region (both with gross revenue of € 6 million, 60-65 employees). In early November, the Company acquired PinnacleOne in the U.S. (gross revenue $ 35 million, 230 employees), strengthening its position in project management, and fitting well into its Worldwide Project Consulting initiative.

CEO Harrie L.J. Noy about the results: “The most pleasing metric is our strong organic growth. Thanks to good internal cooperation aimed at creating synergies and a strong focus by employees on client interests, we are benefiting from the favorable market conditions. Performance is good across the board, both geographically and in each of our three service areas. What stands out is the strong growth in the Netherlands, where recovery of the market has been faster and stronger than expected. The integration process with Blasland, Bouck & Lee is going well. As a result of portfolio changes the margin is structurally higher. Cost savings and increased productivity have also contributed to this improvement. The new margin target of 10% is a clear sign that we are operating higher in the value chain with activities with more added value.”

Key figures

	Third Quarter			Nine Months
Amounts in € 1 million, unless otherwise stated	2006	2005	Δ	2006	2005	Δ
Gross revenue	311	236	32%	892	692	29%
Ebita	19.6	13.1	50%	54.9	38.5	43%
Ebita recurring	19.6	13.1	50%	54.9	36.4	51%
Net income	10.7	6.3	70%	30.3	20.8	46%
Net income per share (in €)(1)	0.53	0.31	70%	1.50	1.03	46%
Net income from operations(2)	12.3	7.5	63%	33.5	20.8	61%
Ditto, per share (in €)(1),(2)	0.61	0.37	63%	1.65	1.02	61%

(1)          In 2006 based on 20.2 million shares outstanding (in 2005: 20.2 million)

(2)          Excluding amortization and non-operational items

Analysis

Third quarter

Of the gross revenue growth of 32%, 21% came from acquisitions, primarily BBL in the United States. Currency effects caused a 1% decline. The high organic growth of 12% mainly came from the Netherlands, the U.K., Brazil and the United States. Several large infrastructure projects started in Poland after a period of delays, also contributing to growth.

Ebita rose 50% to € 19.6 million, of which acquisitions contributed 37% and currency effects contributed negative 1%. Organically, Ebita was 14% higher, a result of activity growth and margin improvement.

The contribution from associated companies declined as a result of delays in the start-up of energy projects in Brazil. Net income rose 70%; net income from operations (excluding amortization and the effects of derivatives) increased by 63%.

Nine months

Gross revenue grew 29% of which 18% as a result of acquisitions and divestments, 2% through currency effects and 9% through organic growth. Especially the Netherlands, United States and Brazil, and to a lesser extent France, the U.K. and Chile contributed to organic growth. In the Netherlands, gross revenue growth exceeded 10%, with the Company clearly benefiting from the market recovery.

Ebita increased to € 54.9 million. Excluding a book gain of last year valued at € 2.1 million, Ebita on a recurring basis rose 51%, of which 35% was through acquisitions and divestments and 2% was through currency effects. The organic increase of 14% was mostly the result of a solid performance in the United States and Brazil and profit improvement in the Netherlands.

Financing charges were lower as a result of the effects of the use of derivatives and a non-recurring interest gain of € 0.5 million in the second quarter. Net income from operations (excluding amortization, a book gain in 2005 and the effects from derivatives) rose by 61%. The difference with the increase in Ebita results among other things from a lower tax rate.

Developments per service area

The figures stated below relate to gross revenue developments and, unless otherwise noted, discuss the comparison between the first nine months of 2006 and the same period last year.

•                  Infrastructure

Gross revenue increased 5%. Acquisitions and divestments caused a 5% decline. The currency effect was 2%. At 8%, organic growth was strong. In the third quarter, growth in the Netherlands and the United States accelerated, while Brazil remained at a high level. In the Netherlands, improvement of rail infrastructure and the government policy to leave more work to the private sector is generating a lot of work. The slow down of the housing market in the U.S. led to a decline in land development, which is more than compensated for by growth in the transportation and water markets.

•                  Environment

The gross revenue increase of 77% mainly resulted from acquisitions. The currency effect was 1%. The main contribution to the organic growth of 8% came from the United States, where growth was primarily driven by GRiP® projects. Synergy with BBL and Greystone is also leading to more activities both inside and outside the United States. In the third quarter, growth slowed somewhat as a result of the completion of a number of large projects in Poland and less third party work in the United States. In Europe growth mostly came from the Netherlands and England.

•                  Facilities

Of the 29% gross revenue increase, 12% came from acquisitions and divestments. The organic growth of 17% was strongly influenced by the facility management contract with DSM and Sabic, which includes a significant amount of third party work. At 8% the organic growth of net revenue was also at a good level. Growing investment in real estate is pushing demand for project management services in the Netherlands, England and Germany, while activities also increased in Belgium and France.

New margin targets

In 2005 ARCADIS has reached the 8% margin target it introduced in 2000. In the 2000-2005 time frame the margin has been improved by almost 40%: from 6.0% in 1999 to 8.2% in 2005. As a result of portfolio changes and a focus on activities with higher added value, the margin is now structurally higher. This was reason to evaluate the margin target. To do this, an internal and external benchmarking was performed. Also, the margin calculation for the service areas has been improved by a more consistent allocation of overhead costs. This led to an adjustment in the margins per service area without affecting the overall margin. The definition is unchanged: recurring Ebita as a percentage of net revenue.

The new margin target for ARCADIS is 10%. For the service areas the following margin targets have been set. As a reference, the adjusted 2005 margins have been listed.

	Adjusted margin 2005	Margin target
Infrastructure	7.1%	8% - 9%
Environment	11.0%	12% - 13%
Facilities	7.0%	10% - 11%
Total	8.2%	10%

The Company will reevaluate its margin targets when structural changes take place in the portfolio, e.g. as a result of the addition of newly acquired companies. To meet the targets, the policy remains aimed on productivity improvements and activities with higher added value. Reaching these targets also depends on market conditions.

Outlook

Market conditions are favourable. Economic growth is providing governments and companies with room for investments in infrastructure and facilities. In many countries, the number of PPP initiatives is growing, driving private investment in public infrastructure and amenities. Demand for flood protection measures is growing rapidly, in part due to the attention for climate change. Because of its extensive water management experience, ARCADIS is well positioned in this market. The Company’s market leadership position in environment provides opportunities for expansion and diversification of its services to industry. The Company’s recently introduced Worldwide Project Consulting initiative aims to serve international real estate investors around the globe.

As reported earlier, ARCADIS will take additional charges in 2006 related to SOX 404 compliance (Sarbanes-Oxley Act) and the integration of BBL. The estimate for the external costs related to these two items for the whole of 2006 has been adjusted to € 5 million.  Of this amount, € 3.5 million has been included in the result over the first nine months.

CEO Noy concludes: “ARCADIS is well on track. The integration with BBL will be brought to conclusion in the coming period. The client focused organization that is the basis for the integration will strengthen our position in the United States, and will contribute to international growth as well. Given the Company’s excellent performance in the first three quarters, we are increasing our profit outlook for the full year 2006. We now expect an increase of net income from operations of 40 to 45%, barring unforeseen circumstances.”

- - tables follow - -

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME

	Third quarter	Third quarter	Nine months	Nine months
Amounts in € millions, except per share amounts	2006	2005	2006	2005
Gross revenue	310.9	235.8	891.5	692.3
Materials, services of third parties	107.2	72.4	278.0	197.3
Net revenue	203.7	163.4	613.5	495.0
Operational cost	180.4	146.7	545.7	445.1
Depreciation	3.7	3.6	12.9	11.4
EBITA	19.6	13.1	54.9	38.5
Amortization identifiable intangible assets	2.0	1.2	5.1	2.0
Operating income	17.6	11.9	49.8	36.5
Financial items	(1.1)	(0.8)	(2.0)	(2.3)
Income from associates	(0.2)	0.2	(0.4)	0.2
Income before taxes	16.3	11.3	47.4	34.4
Taxes	(5.1)	(4.0)	(15.7)	(11.8)
Income after taxes	11.2	7.3	31.7	22.6
Attributable to:
Net income (Equity holders of the parent)	10.7	6.3	30.3	20.8
Minority interest	0.5	1.0	1.4	1.8
Net income	10.7	6.3	30.3	20.8
Amortization identifiable intangible assets	1.5	1.2	3.8	2.0
Effects of financial instruments	0.1	—	(0.6)	—
Non-recurring effects	—	—	—	(2.1)
Net income from operations	12.3	7.5	33.5	20.8
Net income per share	0.53	0.31	1.50	1.03
Net income from operations per share	0.61	0.37	1.65	1.02
Shares outstanding (in thousands)	20,244	20,207	20,245	20,207

Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in € millions	September 30, 2006	December 31, 2005
ASSETS
Non-current assets	213.8	217.1
Current assets	446.9	433.0
TOTAL	660.7	650.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	338.6	303.8
Non-current liabilities	137.3	158.2
Minority interest	12.0	11.9
Shareholders’ equity	172.8	176.2
TOTAL	660.7	650.1

CHANGES IN SHAREHOLDERS’ EQUITY

Amounts in € millions	Share capital	Additional paid-in capital	Reserve exchange rate differences	Retained earnings	Shareholders’ equity
Shareholders’ equity at 1-1-2005	1.0	37.7	(3.6)	101.3	136.4
Changes:
Net income current period				20.8	20.8
Expenses granted options				0.2	0.2
Options exercized				1.3	1.3
Purchase own stock				(4.2)	(4.2)
Dividends to shareholders				(9.7)	(9.7)
Other changes				0.1	0.1
Exchange rate differences			9.2		9.2
Shareholders’ equity at 9-30-2005	1.0	37.7	5.6	109.8	154.1
Shareholders’ equity at 1-1-2006	1.0	44.2	6.4	124.6	176.2
Changes:
Net income current period				30.3	30.3
Expenses granted options				1.2	1.2
Options exercized				2.9	2.9
Purchase own stock				(15.7)	(15.7)
Dividends to shareholders				(13.4)	(13.4)
Other changes				0.1	0.1
Exchange rate differences			(8.8)		(8.8)
Shareholders’ equity at 9-30-2006	1.0	44.2	(2.4)	130.0	172.8

ARCADIS NV

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Nine months	Nine months
Amounts in € millions	2006	2005
Net income	30.3	20.8
Depreciation and amortization	18.1	13.4
Gross cash flow	48.4	34.2
Net working capital	(27.3)	(12.9)
Other changes	2.5	3.5
Total operational cash flow	23.6	24.8

Investments/divestments (net) in:
(In)tangible fixed assets	(12.3)	(10.2)
Acquisitions/divestments	(15.0)	(60.9)
Financial assets	(2.5)	(1.8)
Total investing activities	(29.8)	(72.9)

Total financing activities	(9.3)	79.3
Change in cash and equivalents	(15.5)	31.2
Cash at January 1	73.9	48.2
Cash at balance sheet date	58.4	79.4

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over € 1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten, ARCADIS NV, phone +31-26-3778604 or email j.slooten@arcadis.nl.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: November 16, 2006	By:	/s/ B.A. Van der Klift
B.A.Van der Klift
CFO